ARS

P.E.
12-31-01


Solutions.
Needs.

Fiserv INC

> OUR PEOPLE ARE OUR MOST VALUABLE RESOURCE.

LES MUMA, President & CEO

THE FISERV VISION

To be the leading information services provider for the financial industry worldwide.

THE FISERV MISSION

To deliver products and services that help our clients grow their businesses and enhance service to their customers; to enable our people to achieve outstanding job performance and personal growth; and to produce a favorable level of earnings and consistent earnings growth for our Company, and increased value for our shareholders.







TABLE OF CONTENTS

TO OUR SHAREHOLDERS

LOOKING BACK ON 2001, [illegible]
WAS A [illegible]

billion reported in 2000. Net income per share–diluted (excluding realized gains from sale of investment) for the year ended December 31, 2001, was $1.07 per share, compared to $0.91 in 2000.

We saw solid growth in new sales and cross-sales to existing clients, while our acquisition activity continued strong. We acquired 12 businesses in 2001, adding combined annual revenues of more than $380 million and over 4,000 new employees. Building on these achievements, we are on track for another successful year in 2002 as our pipelines for sales and acquisition opportunities remain positive across all of our major business lines.

RESOURCES FOR THE FUTURE. As a technology company in a service-oriented industry, our success depends on how well we serve our clients. Without satisfied clients, we have no future. For Fiserv, the key to satisfied clients has always been our people. With more than 18,000 employees worldwide, we have a broad base of industry-specific talent to draw upon in providing service excellence.

The best client service comes from a combination of communication, knowledge and experience. Throughout our organization, Fiserv teams work closely with clients to identify and then meet their specific needs and requirements. From sales to implementation to systems development, we help clients turn the challenges of an evolving market into opportunities. It's a partnership built on trust. We believe it's our future.

IN APPRECIATION. We wish to thank you again for your investment and confidence in our Company. Our ongoing goal is to provide value to you, our shareholders, and we will continue to work hard to meet your expectations for success.



DONALD F. DILLON
Chairman of the Board



LESLIE M. MUMA
President and Chief Executive Officer

February 26, 2002



> FISERV DELIVERS FLEXIBLE TECHNOLOGY SOLUTIONS THAT CONTINUALLY MEET THE NEEDS OF CLIENTS. OUR TEAMS OF SERVICE PROFESSIONALS HAVE THE CAPABILITIES, DEDICATION AND DEPTH OF EXPERIENCE NEEDED TO PROVIDE AND SUPPORT THE BEST SOLUTIONS AVAILABLE IN THE INDUSTRY TODAY.



SALES AND MARKETING

Left to Right: Hernando Torres, Sales Director–CBS International, Banking; Jack Gebhardt, SVP, Corporate Market Development, Corporate; Christina Dokos, SVP, Marketing, Corporate
Following Page, Left to Right: Kathy Groves, Senior Sales Executive, Credit Union; Dave Kowalke, SVP, Marketing, Banking; Mike Palmer, Senior National Account Manager, Insurance; John Bush, VP, Central Region Sales Manager, Banking


GIVE OUR
CLIENTS A UNIQUE
ADVANTAGE

No business can survive without sales, and Fiserv is no different. We have assembled some of the finest sales professionals in their respective industry specialties–banking, credit union, insurance, securities clearing, trust services–and given them a portfolio full of leading technology solutions, all backed by the best support network in the business. Our marketing people are creative specialists with the skills to successfully coordinate the sales and marketing efforts of a multi-billion dollar organization. The result is a dynamic and integrated team focused on doing what they do best, all to the advantage of Fiserv and our clients.

We believe the key to successful sales is providing ongoing service excellence; that's why at Fiserv, a sale doesn't end once the contract is signed. Our sales and support teams utilize their industry-specific expertise, combined with in-depth product knowledge, in work-



ing closely with prospects and clients to evaluate their specific technology needs. We listen to each client's unique requirements and competitive challenges, then together we determine the Fiserv solutions that best serve those needs. After the sale is made, our professionals provide continuing support throughout the subsequent implementation and conversion process to ensure the client is satisfied each step of the way.

At Fiserv, sales and marketing is more than the team that generates sales to new and existing clients; it's the entire sales support and marketing network behind the sales process. It's the people who work closely with our implementation and operational teams to make sure each client's transition to a new Fiserv system is smooth. It's the people who work with our systems and programming groups to convey client input on product development and enhancements. It's the ongoing service and sales teams that ensure our clients have the products and solutions they need to stay competitive, at every stage of their growth.

The broad portfolio of Fiserv products and services gives our clients a unique advantage—whatever their needs are today or in the future, we offer solutions. In addition, we have the resources and industry alliances to work with clients in developing new and enhanced products and services in response to market demands. The best tool we have is listening to our clients' needs and providing solutions that fit their specific requirements. At Fiserv, that's just the beginning.



> ACCESS FISERV PROVIDES THE CONNECTION TO ONLINE FINANCIAL SERVICES FOR FUNDS TRANSFERS, LOAN SERVICES, SECURITIES TRANSACTIONS AND INSURANCE TRAINING.





> CLIENT SERVICES

Left to Right: Deb Richards, VP, Consulting & Client Relationship Management, Insurance; Christie Walsh-McCloskey, Manager, Account Management, Banking; Patrick Martin, Customer Service Representative, Trust Services
Opposite Page, Left to Right: Michelle Barden, Program Administrator, Banking; Kris Ortega, Customer Relations Supervisor, Credit Union; Jackie Yanez, Senior Account Executive, Credit Union

At Fiserv, we take our founding philosophy very seriously. *The Client Comes First* are words we live by, and words by which we measure our success. Literally.

Each and every Fiserv business has an extensive client services group dedicated to maintaining client satisfaction. These are the frontline professionals who work with our clients on a day-to-day basis to ensure ongoing service satisfaction. They answer questions, they educate, they troubleshoot and resolve problems. For these people, service excellence is more than a goal, it's their way of life.

Dedicated relationship management teams at each business help clients evaluate their ongoing goals and strategies, and then make sure they have the appropriate Fiserv solutions to achieve these goals. Because our teams work closely with our clients, they become





familiar with the opportunities and challenges facing each client. This insight helps us to identify needs for enhancements to existing systems, as well as opportunities to improve service capabilities through additional products or services. Since our clients' requirements evolve in response to changes within their business environment, Fiserv client service teams work hard to make sure that our technology solutions stay in step with our clients' needs.

We believe in the importance of client service, and measure and reward our management teams on the basis of client satisfaction. Quarterly and annual survey programs rate client satisfaction levels throughout our businesses, and management incentives are tied to the success of these programs. The strength of our service excellence strategy is reflected in the fact that our client retention rate is greater than 99 percent.

Managing client relationships is a key to success for any company, and at Fiserv it's a continual process. We are only as good as the opinion any one client has of us at any time in our relationship, so we strive to make that opinion the best it can possibly be. Each and every day.



> IMPLEMENTATION

Left to Right: Beverly Malone, Senior Trainer, Banking; Jim Giacobbe, Director, Project Management, Credit Union; Cathy Martin, Director, Product Integration, Banking; Dave Dreier, Supervisor, Operations Projects, Trust Services
Opposite Page, Left to Right: Mark Eskow, Senior Implementation Analyst, Industry Products; Jenny Zahradnik, Education Coordinator, Insurance; Mark Breymeier, VP, New Business Implementations & Conversions, Securities


SOLUTIONS
PROVIDE IN-DEPTH EXPERTISE AND SUPPORT
NEEDS

Change is inevitable in today's business world. That's why we've devoted resources to managing and refining the processes of change surrounding the implementation of our technology systems within a client's business. We believe in doing things right, from start to finish, and in following through on our commitments.

Fiserv teams are dedicated to ensuring that all aspects of the client's transition to a new system run smoothly—from the initial planning stages through training and final conversion to follow-up implementation services. Because they understand the concern financial services providers may feel about changing or upgrading their technology systems, our teams have developed a comprehensive, proven process to minimize any anxiety.







We work closely with our clients to understand their expectations, and to develop a detailed course of action outlining all aspects of the conversion. Throughout the process, Fiserv teams are on hand to provide in-depth expertise and support. If needed, we offer system development and customization services to fully satisfy our clients' needs and to facilitate a smooth transition. Our ultimate and continuing goal is client satisfaction, which starts with a timely and efficient system installation.

Before the client's new Fiserv system is up and running, we schedule comprehensive training sessions for employees who will be working with the new technology. Led by our teams of specialized trainers, which include a variety of systems and product specialists, these sessions are available either at the client's location or at a local Fiserv business center. Our training teams are based at Fiserv businesses throughout the country, and consist of experienced industry professionals with extensive knowledge in our products and systems.

Training is key, not only in the initial stages of learning a new Fiserv product, but throughout the length of our relationship. A technology system is not static, and neither are our training programs. In addition to introductory training on Fiserv systems, we offer in-depth product courses, refresher courses and periodic sessions covering system upgrades and new products. Knowledge is the key to effective use of technology, so we provide the ongoing support and training our clients need to use their Fiserv systems to best advantage.



> CONVENIENCE FISERV PROVIDES IMAGED STATEMENTS FOR CHECKING ACCOUNTS, CREATES AND MAILS PLASTIC CREDIT CARDS AND SPEEDS TRANSACTIONS THROUGH AUTOMATED TELLER MACHINES.





> OPERATIONS

Left to Right: Kelly Shrader, Supervisor of Asset Services, Trust Services; Rasheed Epps, Manager, Systems/Optical Support, Credit Union; Rick Engibous, VP, Operations & Technical Support, Banking; Walt Daly, AVP, Network Operations, Securities
Following Page, Left to Right: Nouphet Luck, Product Support Analyst, Insurance; Dan Murphy, SVP, Director of Audit, Corporate; Brad Bliese, VP, Operations, Industry Products; Angela Miller-May, AVP, Investigations Assistant Division Manager, Banking



Today, consumers expect to have access to their financial information anytime and anywhere they want. With increasing market demand for flexibility in accessing and managing assets, a financial services provider must stay on top of technological advancements in order to keep customers satisfied. Yet, accessibility means nothing if the data processing system is not available.

Operations is the heart and soul of our business. So we've brought together specialized teams of professionals who are dedicated to providing the support necessary to keep our processing systems and related networks working smoothly—day and night. The operations centers at Fiserv businesses across the country are staffed around the clock, providing continuous monitoring of our operating systems.



For clients running a Fiserv in-house solution, our operations teams work diligently to develop, enhance and support advanced systems that perform to our clients' highest expectations. These teams provide the technical expertise necessary to ensure our clients' systems are performing at peak efficiency, each and every day.

In order to develop the advanced technology that runs core data processing systems for thousands of financial institutions, it's necessary to have a thorough understanding of the requirements and distinctive characteristics of the industry. We've spent years developing, enhancing and supporting data processing and information management systems and related services for the financial industry. Our experienced professionals are focused on identifying industry trends, creating the products and services most in demand, and providing ongoing support and enhancements to our growing client base. Technology in the financial services arena is highly specialized, costly to maintain and evolving almost daily. By building on our core expertise in information management technology, Fiserv clients gain the freedom to devote their resources to their own business focus. Whether they choose an outsourced or in-house solution, Fiserv clients are plugged into the technology that moves money and financial information throughout the world.

For today's financial services providers, flexibility and responsiveness are business requirements, not options. Backed by the resources of our operational support teams, our clients know they can rely on Fiserv to help them provide the best service possible to their customers. Anytime. Anywhere.



> CONFIDENCE FISERV SERVICES INCLUDE ADMINISTRATION FOR MUTUAL FUND TRADING AND RETIREMENT PLANS, SECURITIES CLEARING AND INSURANCE PROCESSING.





> SYSTEMS AND PROGRAMMING

Left to Right: Len Doughty, Director Product Management, Credit Union; Sherry Weber, Senior Technical Writer, Banking; Ying Cai, Senior System Engineer, Banking
Opposite Page, Left to Right: Joe Fresolone, Network Design, Implementation Manager, Banking; George Gainer, SVP, Chief Information Officer, Securities; Jean Kozma, VP, Lending Product Manager, Banking

As a technology provider, we can't stand still or we and our clients will be left behind by the competition. That's why Fiserv has cultivated a large pool of talented programmers, systems administrators, consultants and research & development professionals. The innovations and technological advancements developed through this group are what keep our systems at the forefront of today's financial services industry.

Teams of computer programmers and developers operate within our various businesses throughout the world to provide ongoing support and enhancements for our entire portfolio of products and services. They build on the synergies of the Fiserv network by drawing on the resources available throughout the organization, and work constantly to keep our solutions ahead of the competition.





In addition, our research & development teams are focused on enhancing Fiserv products and services. They talk to clients about changing requirements, evaluate market dynamics and evolving trends, and capitalize on internal system developments and advancements. Whenever possible, the enhancements and efficiencies achieved at one business are implemented throughout the network, to the benefit of all our clients.

The combined efforts of these teams are led by our Product and Technology Committee, which provides oversight at a corporate level for all systems development and technology initiatives. With representative members from each major business line, this group meets regularly to review, evaluate and guide the development of technology and related issues throughout Fiserv.

Because Fiserv systems are integral to financial transactions throughout the world, it's vital that our technology works. So, we continue to develop, enhance and support our product portfolio in response to client requests and developing market trends. Our clients expect anytime, anywhere service from Fiserv, and our systems and programming teams deliver.



ACQUISITIONS

Left to Right: Tracy Lee, AVP, Acquisitions Analysis & Integration, Corporate; Walt Koller, EVP & COO, Securities; Jack Bucalo, SVP, Human Resources, Corporate
Opposite Page, Left to Right: Tom Hirsch, VP, Corporate Controller, Corporate; Jennifer Duffy, AVP, Senior Staff Counsel, Corporate; Doug Craft, SVP, Finance, Banking; Randy Franke, SVP, Finance, Insurance

SOLUTIONS

LOOK TO CURRENT AND FUTURE CLIENT NEEDS

NEEDS

From the very beginning, Fiserv has followed a growth strategy that combines both sales and acquisitions. This approach has served our Company well, as is reflected by our market position, our financial strength and our industry reputation. With more than 100 acquisitions completed in our 17-year history, we've become very proficient at identifying, acquiring and integrating new businesses into Fiserv.

First and foremost, we focus on the financial industry. We look to current and future needs, and seek out products or services that can be expanded profitably throughout our client base. We then use strict criteria to identify potential complementary organizations, followed by an intensive due diligence process. We look for a strong management team, supported by dedicated



professionals committed to client service. There must be an emphasis on growing the business, which in turn will provide favorable financial results for our shareholders. We are selective about acquisitions, and all of our criteria must be met before an offer is made.

Our strategy would be nothing without a talented, astute team to back it up. Relying on the expertise and industry knowledge available within our various operating groups, we've created specialized teams that identify, evaluate, recommend and guide the acquisition of complementary businesses. This focused approach has made, and will continue to make, our acquisition strategy a success.

2001 ACQUISITIONS

Banking and Credit Union Services

M&I's item processing centers ▪ Remarketing Services of America ▪ EPSIIA Corporation ▪ Catapult Technology ▪ FHLB Pittsburgh's item processing operations ▪ NCR's bank processing operations ▪ Integrated Loan Services ▪ FACT 400 credit card solution

Insurance Solutions

Benefit Planners ▪ FSC ▪ NCSI ▪ Benesight and Harrington

> FISERV AT A GLANCE

SOLUTION	DESCRIPTION	
BANKING AND CREDIT UNION SERVICES	Fiserv provides financial solutions that are focused on the technology needs of banks, credit unions, leasing companies, mortgage lenders and savings institutions. We have an in-depth understanding of how these institutions work, and years of experience in applying our resources to enhance their business operations and customer service.	Through the resources of our Financial Institution Group, along with our Credit Union & Industry Products Group, we provide a full range of information processing solutions through multiple delivery channels to financial institutions in the United States. In addition, many of our systems have applications designed for the unique requirements of financial institutions located outside North America.
INSURANCE SERVICES	Fiserv is uniquely qualified to meet the information processing needs of the insurance industry. By complementing our expertise in specialized technology for insurance agents and companies with our extensive background in supporting the financial services industry, we help our clients bridge these rapidly converging markets.	Our Insurance Solutions Group provides comprehensive insurance processing services and products to the insurance and related industries.
SECURITIES PROCESSING SERVICES	With the growing demand for securities clearing and related services within the financial industry, financial services providers from brokerage firms to financial institutions look to Fiserv as their partner for the latest products, services and technology.	Our Securities Group provides high-quality, integrated securities clearing and execution services through advanced technology, focused customer service and economies-of-scale. With Fiserv, clients have the resources and expertise available to help them provide comprehensive and competitive investment services.
TRUST SERVICES	Providing trust services to the financial industry means serving the diverse technology needs of a specialized market. It takes experience, knowledge and a dedication to service in order to be successful, and that's what Fiserv offers clients.	The Fiserv Trust Services Group is a leading provider of retirement plan products and back-office services to financial advisors.

Fiserv provides technology solutions to the financial world. From transaction processing for deposit accounts and loan servicing to processing systems for insurance, securities and retirement plan administration, **Fiserv has the financial industry's technology needs covered.**

DIMENSIONS	CLIENTS	CAPABILITIES
▫ Client relationships with over 7,800 financial institutions ▫ 240 million customer deposit, loan and lease accounts processed annually ▫ 847 million electronic/ATM/POS transactions processed annually ▫ 4.9 billion checks processed annually	Banks, credit unions, leasing companies, mortgage lenders and savings institutions.	Account and transaction processing services; related software and services; lending systems; auto leasing systems; revolving credit services; item processing; e-commerce products and services; direct banking solutions; electronic funds transfer services; imaging technology; plastic card services; document solutions; printing and fulfillment services; treasury management solutions; business intelligence; executive information; customer relationship management.
▫ Client relationships with over 2,500 insurance companies ▫ Serving more than 150,000 agents and registered representatives ▫ $4 billion in claims paid	Life, annuity and health insurance companies; workers compensation, flood and property & casualty insurance companies; self-insured employers; and agents, brokers and financial planners.	Systems and software for life, annuity and health insurance, property & casualty and workers compensation; general ledger and annual statement software; claims workstation system; flood processing and claims management services; computer-based training for insurance and securities; administrative services for employee benefit programs; financial marketing systems and services.
▫ Client relationships with nearly 400 broker-dealers and financial institutions ▫ 1.2 million active accounts ▫ Over 5 million trades processed annually	Full-service and discount broker-dealers, registered investment advisors, municipal bond dealers, underwriters, retail brokerage operations of financial institutions, insurance firms and mutual fund companies.	Clearing, execution and facilitation of traditional and Internet brokerage services.
▫ Administering over 358,000 plans (87% in IRAs) ▫ More than $29 billion in assets under administration	Financial institutions, financial intermediaries, financial planners, investment advisors, third-party pension administrators and individual investors.	Self-directed retirement plan administration services, and mutual fund custody and trading.

Revenues


$1,880.5
$974.4
$1,233.7
$1,407.5
$1,653.6
97
98
99
00
01

Net Income


$204.7
$90.8
$114.3
$137.9
$171.9
97
98
99
00
01

Earnings Per Share – Diluted


$1.07
$.50
$.60
$.73
$.91
97
98
99
00
01

The above pro forma information has been restated to recognize stock splits and to exclude realized gains from sale of investment.

15-Year Stock Price Highlights


$42.32
$1.45
$1.66
$1.91
$2.73
$4.97
$4.99
$5.70
$6.37
$8.89
$10.89
$14.56
$22.86
$25.54
$31.63
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01

December closing, split adjusted, in dollars.

Charts not to scale.

Fiserv, Inc. common stock trades on The Nasdaq Stock Market® under the symbol FISV.

2001 FINANCIAL CONTENTS

> CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data) *Years ended December 31,*	*2001*	*2000*	*1999*
REVENUES	**$1,890,467**	$1,653,606	$1,407,545
COST OF REVENUES:			
Salaries, commissions and payroll related costs	**921,779**	792,799	677,226
Data processing expenses, rentals and telecommunication costs	**126,360**	115,029	111,163
Other operating expenses	**377,570**	316,638	272,616
Depreciation and amortization of property and equipment	**76,701**	70,147	63,713
Amortization of intangible assets	**35,532**	42,812	22,600
Amortization (capitalization) of internally generated computer software–net	**(1,172)**	1,875	7,142
TOTAL COST OF REVENUES	**1,536,770**	1,339,300	1,154,460
OPERATING INCOME	**353,697**	314,306	253,085
Interest expense–net	**(12,073)**	(22,089)	(19,410)
Realized gain from sale of investment	**5,404**	7,818	-
INCOME BEFORE INCOME TAXES	**347,028**	300,035	233,675
Income tax provision	**138,811**	123,014	95,807
NET INCOME	**$ 208,217**	$ 177,021	$ 137,868
NET INCOME PER SHARE:			
Basic	**$1.11**	$0.96	$0.75
Diluted	**$1.09**	$0.93	$0.73
SHARES USED IN COMPUTING NET INCOME PER SHARE:			
Basic	**186,929**	184,788	184,714
Diluted	**191,584**	189,804	190,018

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)
December 31,

	2001	2000
ASSETS		
Cash and cash equivalents	$ 136,088	$ 98,856
Accounts receivable–net	311,217	265,640
Securities processing receivables	1,427,051	2,193,291
Prepaid expenses and other assets	108,003	91,077
Investments	1,885,063	1,796,899
Property and equipment–net	247,748	205,555
Internally generated computer software–net	97,250	88,263
Intangible assets–net	1,109,822	846,739
TOTAL	$ 5,322,242	$5,586,320
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$ 83,303	$ 80,633
Securities processing payables	1,289,479	1,977,323
Short-term borrowings	112,800	19,725
Accrued expenses	241,904	182,090
Accrued income taxes	15,373	22,207
Deferred revenues	171,101	156,668
Customer retirement account deposits	1,420,956	1,525,652
Deferred income taxes	39,407	34,992
Long-term debt	343,093	334,958
TOTAL LIABILITIES	3,717,416	4,334,248
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Common stock issued, 190,281,000 and 188,078,000 shares, respectively	1,903	1,881
Additional paid-in capital	564,959	454,817
Accumulated other comprehensive income	76,216	78,869
Accumulated earnings	961,748	753,531
Treasury stock, at cost, 2,372,900 shares in 2000	–	(37,026)
TOTAL SHAREHOLDERS' EQUITY	1,604,826	1,252,072
TOTAL	$ 5,322,242	$5,586,320

See notes to consolidated financial statements.

> CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands) Years ended December 31,	2001		2000		1999	
SHARES ISSUED — 300,000 AUTHORIZED:						
Balance at beginning of year	125,388		125,388		83,253	
Shares issued under stock plans–net	248		–		394	
Shares issued for acquired companies	1,955		–		–	
Three-for-two stock split	62,690		–		41,741	
Balance at end of year	190,281		125,388		125,388	
COMMON STOCK — PAR VALUE $0.01 PER SHARE:						
Balance at beginning of year	$ 1,254		$ 1,254		$ 833	
Shares issued under stock plans–net	2		–		4	
Shares issued for acquired companies	20		–		–	
Three-for-two stock split	627		–		417	
Balance at end of year	1,903		1,254		1,254	
ADDITIONAL PAID-IN CAPITAL:						
Balance at beginning of year	455,444		458,550		448,877	
Shares issued under stock plans– net of income tax benefit	9,442		(3,106)		10,090	
Shares issued for acquired companies	100,700		–		–	
Three-for-two stock split	(627)		–		(417)	
Balance at end of year	564,959		455,444		458,550	
ACCUMULATED OTHER COMPREHENSIVE INCOME:						
Balance at beginning of year	78,869		125,026		39,875	
Unrealized gains (losses) on investments– net of tax	9,710	$ 9,710	(39,765)	$(39,765)	85,496	$ 85,496
Reclassification adjustment for realized gains included in net income	(3,513)	(3,513)	(5,082)	(5,082)	–	–
Fair market value adjustment on derivatives–net of tax	(5,272)	(5,272)	–	–	–	–
Foreign currency translation adjustment	(881)	(881)	(1,310)	(1,310)	(345)	(345)
Other	(2,697)		–		–	
Balance at end of year	76,216		78,869		125,026	
ACCUMULATED EARNINGS:						
Balance at beginning of year	753,531		576,510		438,642	
Net income	208,217	208,217	177,021	177,021	137,868	137,868
Balance at end of year	961,748		753,531		576,510	
TREASURY STOCK, AT COST:						
Balance at beginning of year	(37,026)		(70,324)		(42,430)	
Purchase of treasury stock	–		(9,884)		(28,713)	
Shares issued under stock plans–net	20,655		43,182		819	
Shares issued for acquired companies	16,371		–		–	
Balance at end of year	–		(37,026)		(70,324)	
TOTAL COMPREHENSIVE INCOME		$208,261		$130,864		$223,019
TOTAL SHAREHOLDERS' EQUITY	$ 1,604,826		$1,252,072		$1,091,016	

See notes to consolidated financial statements.

> CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands) *Years ended December 31,*	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$208,217**	$ 177,021	$ 137,868
Adjustments to reconcile net income to net cash provided by operating activities:			
Realized gain from sale of investment	**(5,404)**	(7,818)	–
Deferred income taxes	**11,700**	4,813	14,183
Depreciation and amortization of property and equipment	**76,701**	70,147	63,713
Amortization of intangible assets	**35,532**	42,812	22,600
Amortization of internally generated computer software	**35,463**	35,883	33,194
	362,209	322,858	271,558
Changes in assets and liabilities–net of effects from acquisitions of businesses:			
Accounts receivable	**(1,656)**	(21,153)	18,853
Prepaid expenses and other assets	**(10,694)**	(179)	(3,299)
Accounts payable and accrued expenses	**(7,669)**	9,706	14,394
Deferred revenues	**6,422**	24,844	17,210
Accrued income taxes	**15,127**	32,674	(1)
Securities processing receivables and payables–net	**78,396**	215,718	(140,878)
Net cash provided by operating activities	**442,135**	584,468	177,837
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	**(67,974)**	(72,979)	(69,697)
Capitalization of internally generated computer software	**(36,635)**	(34,008)	(26,052)
Payment for acquisitions of businesses–net of cash acquired	**(224,842)**	(88,764)	(210,587)
Investments	**(72,571)**	136,726	(209,011)
Net cash used in investing activities	**(402,022)**	(59,025)	(515,347)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from (repayments of) short-term borrowings–net	**93,075**	(214,625)	119,226
Proceeds from long-term debt	**1,800**	5,004	103,523
Repayments of long-term debt	**(8,113)**	(143,899)	(52,790)
Issuance of common stock	**15,053**	20,576	5,913
Purchases of treasury stock	**–**	(9,884)	(28,713)
Customer retirement account deposits	**(104,696)**	(164,313)	199,347
Net cash (used in) provided by financing activities	**(2,881)**	(507,141)	346,506
Change in cash and cash equivalents	**37,232**	18,302	8,996
Beginning balance	**98,856**	80,554	71,558
Ending balance	**$136,088**	$ 98,856	$ 80,554

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

> NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION > The consolidated financial statements include the accounts of Fiserv, Inc. and all majority owned subsidiaries (the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation. Certain amounts reported in prior periods have been reclassified to conform to the 2001 presentation.

USE OF ESTIMATES > The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUES > The fair values of cash equivalents, accounts receivable, accounts payable, securities processing receivables and payables, customer retirement account deposits, short-term borrowings and accrued expenses approximate the carrying value due to the short period of time to maturity. The fair value of investments is determined based on quoted market prices. The fair value of long-term borrowings is estimated using discounted cash flows based on the Company's current incremental borrowing rates and the fair value of derivative instruments is determined based on dealer quotes (see Note 3).

DERIVATIVE INSTRUMENTS > The Company uses interest rate swaps to hedge its exposure to interest rate changes. Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivative instruments be reported on the balance sheet at fair value. If the derivative instrument is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative instrument are either recognized in net income or in other comprehensive income until the hedged item is recognized in net income. The adoption of SFAS No. 133 on January 1, 2001, did not have a significant effect on the consolidated financial statements. The Company's accounting method for derivative financial instruments is based upon the designation of such instruments as hedges under accounting principles generally accepted in the United States of America. It is the policy of the Company to execute such instruments with creditworthy banks and not to enter into derivative financial instruments for speculative purposes.

REVENUE RECOGNITION > Revenues from the sale of data processing services, plastic card services, document solutions and administration fees on trust accounts are recognized as the related services are provided or when the product is shipped. Revenues from the sale of securities processing services are recognized as securities transactions are processed on a trade-date basis. Revenues from securities processing and trust services include net investment income of $101,610,000, $124,338,000 and $88,458,000, net of direct credits to customer accounts of $45,154,000, $94,133,000 and $63,519,000 in 2001, 2000 and 1999, respectively. Revenues from software license fees are recognized when written contracts are signed, delivery of the product has occurred, the fee is fixed or determinable and collection is probable. Maintenance fee revenues are recognized ratably over the term of the related support period, generally 12 months. Consulting revenues are recognized as the related services are provided.

CASH AND CASH EQUIVALENTS > Cash and cash equivalents consist of cash and investments with original maturities of 90 days or less.

SECURITIES PROCESSING RECEIVABLES AND PAYABLES > The Company's securities processing subsidiaries had receivables from and payables to brokers or dealers and clearing organizations related to the following at December 31:

(In thousands)	2001	2000
RECEIVABLES:		
Securities failed to deliver	$ 39,611	$ 17,974
Securities borrowed	706,918	1,101,261
Receivables from customers	649,252	1,036,114
Other	31,270	37,942
TOTAL	$1,427,051	$2,193,291
PAYABLES:		
Securities failed to receive	$ 50,563	$ 19,558
Securities loaned	797,619	1,405,107
Payables to customers	354,515	462,485
Other	86,782	90,173
TOTAL	$1,289,479	$1,977,323

Securities failed to deliver and failed to receive represent the contract value of securities that have not been delivered or received as of the settlement date. Securities borrowed and loaned represent deposits made to or received from other broker-dealers. Receivables from and payables to customers represent amounts due on cash and margin transactions.

INVESTMENTS > The Company's trust administration subsidiaries accept money market deposits from trust customers and invest the funds in securities. Such amounts due trust depositors represent the primary source of funds for the Company's investment securities and amounted to $1,420,956,000 and $1,525,652,000 as of December 31, 2001 and 2000, respectively. Trust account investments in government agency and certain fixed income obligations have an average duration of approximately two years and three months at December 31, 2001. These investments are held to maturity and carried at amortized cost as the Company has the ability and intent to hold these investments to maturity.

Available for sale equity investments are carried at market, based upon quoted market prices. Unrealized gains or losses on available for sale equity investments are accumulated in shareholders' equity as other comprehensive income, net of related deferred income taxes. Related gross unrealized gains were $142,224,000 and $134,270,000 as of December 31, 2001 and 2000, respectively. Realized gains or losses are computed based on specific identification of the equity investments sold.

The following summarizes the Company's investments at December 31:

	2001		2000	
(In thousands)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
U.S. Government and government agency obligations	$ 986,531	$ 998,026	$ 737,291	$ 741,699
Other fixed income obligations	600,156	613,621	760,824	766,278
Total held to maturity investments	1,586,687	1,611,647	1,498,115	1,507,977
Available for sale equity investments	145,417	145,417	137,100	137,100
Money market mutual funds	115,901	115,901	142,467	142,467
Other investments	37,058	37,058	19,217	19,217
TOTAL	$1,885,063	$1,910,023	$1,796,899	$1,806,761

PROPERTY AND EQUIPMENT > Property and equipment are stated at cost. Depreciation and amortization are computed primarily using the straight-line method over the estimated useful lives of the assets, ranging from three to 40 years. Property and equipment consist of the following at December 31:

(In thousands)	*2001*	*2000*
Data processing equipment	$279,714	$232,597
Purchased software	113,205	98,033
Buildings and leasehold improvements	105,416	89,799
Furniture and equipment	134,494	111,615
	632,829	532,044
Less accumulated depreciation and amortization	385,081	326,489
TOTAL	$247,748	$205,555

INTERNALLY GENERATED COMPUTER SOFTWARE > The Company capitalizes certain costs incurred to develop new software or enhance existing software which is marketed externally or utilized by the Company to process customer transactions. Costs are capitalized commencing when the technological feasibility of the software has been established. Amortization of capitalized costs is computed on a straight-line basis over the expected useful life of the product, generally three to five years. Routine maintenance of software products, design costs and development costs incurred prior to establishment of a product's technological feasibility are expensed as incurred.

INTANGIBLE ASSETS > Intangible assets consist of the following at December 31:

(In thousands)	*2001*	*2000*
Goodwill	$1,146,112	$843,658
Other	156,825	151,299
	1,302,937	994,957
Less accumulated amortization	193,115	148,218
TOTAL	$1,109,822	$846,739

The excess of the purchase price over the estimated fair value of tangible and identifiable intangible assets acquired is recorded as goodwill and is generally amortized over 40 years using the straight-line method prior to the adoption of recent accounting pronouncements. Other intangible assets consist primarily of computer software, contract rights, customer bases and trademarks applicable to acquired businesses. These assets are generally amortized using the straight-line method over their estimated useful lives, ranging from three to 35 years.

IMPAIRMENT OF LONG-LIVED ASSETS > The Company periodically assesses the likelihood of recovering the cost of long-lived assets based on current and projected operating results and cash flows of the related business operations using undiscounted cash flow analyses. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of property, equipment and intangible assets. Measurement of any impairment loss is based on discounted operating cash flows. During 2000, the Company recorded a charge of $11,000,000 for impairment of goodwill associated with the consolidation of certain ancillary product lines in the Company's software businesses. This charge was recorded in the Financial institution outsourcing, systems and services segment as additional amortization of intangible assets.

SHORT-TERM BORROWINGS > The Company's securities and trust processing subsidiaries had short-term loans payable of $112,800,000 and $19,725,000 as of December 31, 2001 and 2000, respectively, which bear interest at an average rate of 1.8% as of December 31, 2001, and were collateralized by investments and customers' margin account securities.

INCOME TAXES > The consolidated financial statements are prepared on the accrual method of accounting. Deferred income taxes are provided for temporary differences between the Company's income for accounting and tax purposes.

NET INCOME PER SHARE > Basic net income per share is computed using the weighted average number of common shares outstanding during the periods. Diluted net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the periods. Common equivalent shares consist of stock options and are computed using the treasury stock method. Net income per share for prior years has been restated to reflect a three-for-two stock split effective in August 2001.

SHAREHOLDER RIGHTS PLAN > The Company has a shareholder rights plan. Under this plan, each shareholder holds one preferred stock purchase right for each outstanding share of Company common stock held. The stock purchase rights are not exercisable until certain events occur.

SUPPLEMENTAL CASH FLOW INFORMATION >

(In thousands)	***2001***	*2000*	*1999*
Interest paid	**$ 19,469**	$ 29,346	$ 26,075
Income taxes paid	**117,443**	87,633	81,499
Liabilities assumed in acquisitions of businesses	**68,833**	401,129	246,120

RECENT ACCOUNTING PRONOUNCEMENTS > In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. The Company will adopt SFAS No. 142 on January 1, 2002. The Company anticipates that the effect of adopting SFAS No. 142 will increase diluted net income per share by approximately $0.09 in 2002, due to eliminating the annual amortization expense and related tax effects associated with existing goodwill and intangible assets with indefinite lives. The Company has not yet completed its assessment of the additional effects of adopting SFAS No. 142, but anticipates that there will not be a material impact on the consolidated financial statements, other than the elimination of amortization expense and related tax effects discussed above.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The Company will adopt SFAS No. 144 on January 1, 2002. The Company anticipates that the adoption of this statement will not have a material impact on the consolidated financial statements.

NOTE 2. ACQUISITIONS

During 2001, 2000 and 1999 the Company completed the following acquisitions:

Company	*Month Acquired*	*Service*	*Consideration*
2001:			
Benefit Planners	Jan.	Insurance data processing	Cash and stock for stock
Marshall & Ilsley IP services	Feb.	Item processing	Cash for assets
Facilities and Services Corp.	Mar.	Insurance software systems	Cash for stock
Remarketing Services of America, Inc.	Mar.	Automobile leasing services	Cash for stock
EPSIIA Corporation	July	Data processing	Cash for stock
Catapult Technology Limited	July	Software and services	Cash for stock
FHLB of Pittsburgh IP services	Sept.	Item processing	Cash for assets
NCR bank processing operations	Nov.	Data and item processing	Cash for assets
NCSI	Nov.	Insurance data processing	Cash for stock
Integrated Loan Services	Nov.	Loan services	Cash for assets
Trewit Inc.	Nov.	Insurance data processing	Cash and stock for stock
FACT 400 credit card solution	Nov.	Software and services	Cash for assets
2000:			
Patterson Press, Inc.	Jan.	Card services	Cash for stock
Resources Trust Company	May	Data processing for retirement planning	Cash for assets
National Flood Services, Inc.	Sept.	Insurance data processing	Cash for stock
1999:			
QuestPoint	Jan.	Item processing	Cash for assets
Eldridge & Associates	Feb.	PC-based financial systems	Cash for assets
RF/Spectrum Decision Science Corp.	Feb.	Software and services	Cash for stock
FIPSCO, Inc.	Mar.	Insurance marketing systems	Cash for stock
Progressive Data Solutions, Inc./ Infinity Software Systems, Inc.	Apr.	Insurance software systems	Cash for stock
JWGenesis Clearing Corporation	June	Securities services	Cash for stock
Alliance ADS	June	Imaging technology	Cash for assets
Envision Financial Technologies, Inc.	Aug.	Data processing	Cash for stock
Pinehurst Analytics, Inc.	Oct.	PC-based financial systems	Cash for assets
Humanic Design Corporation	Dec.	Software and services	Cash for stock

The acquisitions were accounted for as purchases and, accordingly, the operations of the acquired companies were included in the consolidated financial statements since their respective dates of acquisition as set forth above. Net cash paid in connection with these acquisitions was $224,842,000, $88,764,000 and $210,587,000 in 2001, 2000 and 1999, respectively, subject to certain adjustments and contingent payments. The Company may be required to pay additional cash and common stock consideration for the 2001 acquisitions, if certain of the acquired entities achieve specific escalating operating income targets during the next four years, up to a maximum cumulative payment of $190,000,000. Any additional consideration will be treated as additional purchase price. In addition to cash consideration, the Company also issued in conjunction with two of the acquisitions in 2001 approximately 3,050,000 unregistered shares of its common stock, valued at approximately $117,000,000. The Company has made preliminary purchase price allocations for its 2001 acquisitions resulting in the recording of goodwill of approximately $300,000,000, however, these initial estimates need to be refined. The Company anticipates finalizing the purchase price allocations within one year of each acquisition.

If the acquisitions completed in 2001 had been completed on January 1, 2000, the Company's unaudited pro forma revenues would have approximated $2,177,000,000 and $1,973,000,000 in 2001 and 2000, respectively. The Company's unaudited pro forma net income and net income per share–diluted would not have been significantly different from the amounts originally reported.

> NOTE 3. LONG-TERM DEBT

The Company has available a $497,500,000 unsecured line of credit and commercial paper facility with a group of banks, of which $214,000,000 was in use at December 31, 2001. The credit facilities, which expire in May 2004, are comprised of a $250,000,000 five-year revolving credit facility and a $247,500,000 364-day revolving credit facility which is renewable annually through 2004. There were no significant commitment fees or compensating balance requirements under these facilities. The loan agreements covering the Company's long-term borrowings contain certain restrictive covenants with which the Company was in compliance at December 31, 2001. As of December 31, 2001, the Company had interest rate swap agreements to fix the interest rates on certain floating rate debt at an average rate approximating 6.75% (based on current bank fees and spreads) for a principal amount of $200,000,000 until 2005.

As of December 31, 2001, the Company has available $100,000,000 in additional unsecured lines of credit, of which $52,000,000 was in use at an average variable rate of 2.3%.

The carrying value and estimated fair values of the Company's long-term debt and interest rate swap agreements at December 31, 2001 and 2000, are as follows:

	2001		2000	
(In thousands)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
8.00% senior notes payable, due 2002-2005	$ 51,428	$ 56,871	$ 64,286	$ 65,692
Bank notes and commercial paper, at short-term rates	291,665	291,665	270,672	270,672
Long-term debt	$343,093	$348,536	$ 334,958	$ 336,364
Interest rate swap agreements	$ 13,062	$ 13,062	–	$ 4,493

Annual principal payments required under the terms of the long-term debt agreements were as follows at December 31, 2001:

(In thousands) Years ending December 31,	
2002	$ 48,409
2003	15,660
2004	265,169
2005	13,855
TOTAL	$343,093

Interest expense with respect to long-term debt was approximately $20,159,000, $28,823,000 and $25,111,000 in 2001, 2000 and 1999, respectively.

> NOTE 4. INCOME TAXES

A reconciliation of recorded income tax expense with income tax computed at the statutory federal tax rates for the three years ended December 31, 2001, is as follows:

(In thousands)	*2001*	*2000*	*1999*
Statutory federal tax rate	**35%**	35%	35%
Tax computed at statutory rate	**$121,460**	$105,012	$81,786
State income taxes–net of federal effect	**12,033**	11,156	9,375
Non-deductible amortization	**4,219**	3,887	3,161
Other	**1,099**	2,959	1,485
TOTAL	**$138,811**	$123,014	$95,807

The provision for income taxes consisted of the following:

(In thousands)	*2001*	*2000*	*1999*
CURRENT:			
Federal	**$108,993**	$101,906	$69,250
State	**18,118**	16,295	12,374
	127,111	118,201	81,624
DEFERRED:			
Federal	**10,752**	4,425	11,833
State	**948**	388	2,350
	11,700	4,813	14,183
TOTAL	**$138,811**	$123,014	$95,807

Significant components of the Company's net deferred tax (liability) asset consisted of the following at December 31:

(In thousands)	*2001*	*2000*
Purchased incomplete software technology	**$ 37,477**	$ 43,051
Accrued expenses not currently deductible	**33,671**	27,380
Deferred revenues	**11,916**	15,494
Internally generated capitalized software	**(31,641)**	(30,373)
Excess of tax over book depreciation and amortization	**(29,739)**	(25,413)
Unrealized gains on investments	**(55,467)**	(53,722)
Other	**(5,624)**	(11,409)
TOTAL	**$(39,407)**	$(34,992)

Tax benefits associated with the exercise of non-qualified employee stock options were credited directly to additional paid-in capital and amounted to $15,000,000, $19,500,000 and $5,000,000 in 2001, 2000 and 1999, respectively.

> NOTE 5. EMPLOYEE BENEFIT PLANS

STOCK OPTION PLAN > The Company's Stock Option Plan (the "Plan") provides for the granting to its employees and directors of either incentive or non-qualified options to purchase shares of the Company's common stock for a price not less than 100% of the fair value of the shares at the date of grant. In general, 20% of the shares awarded under the Plan may be purchased annually and expire 10 years from the date of the award. Changes in stock options outstanding are as follows:

	Number of Shares	*Weighted Average Exercise Price*
Outstanding, December 31, 1998	12,685,310	$ 9.71
Granted	2,302,904	20.63
Forfeited	(525,140)	18.28
Exercised	(868,647)	8.32
Outstanding, December 31, 1999	13,594,427	11.26
Granted	1,791,981	21.48
Forfeited	(625,236)	19.18
Exercised	(2,303,616)	8.85
Outstanding, December 31, 2000	12,457,556	12.76
Granted	2,277,308	36.99
Forfeited	(386,366)	18.18
Exercised	(1,345,341)	8.68
Outstanding, December 31, 2001	13,003,157	$17.18

The following summarizes information about the Company's stock options outstanding and exercisable at December 31, 2001:

	Options Outstanding			Options Outstanding and Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Shares	Weighted Average Exercise Price
$ 1.84 -$ 9.04	3,965,650	$ 6.48	2.6	3,965,650	$ 6.48
9.32 - 19.67	3,862,265	14.16	5.7	3,150,325	13.82
20.14 - 40.34	5,175,242	27.63	8.3	1,912,961	24.22
$ 1.84 -$40.34	13,003,157	$17.18	5.8	9,028,936	$12.80

At December 31, 2001, options to purchase 9,943,900 shares were available for grant under the Plan. The Company has accounted for its stock-based compensation plans in accordance with the provisions of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." Accordingly, the Company did not record any compensation expense in the accompanying consolidated financial statements for its stock-based compensation plans. Had compensation expense been recognized consistent with SFAS No.123, "Accounting for Stock-Based Compensation," the Company's net income and net income per share–diluted would have been changed to the pro forma amounts indicated below:

(In thousands, except per share data)	*2001*	*2000*	*1999*
NET INCOME:			
As reported	**$208,217**	$177,021	$137,868
Pro forma	**194,817**	167,321	131,868
NET INCOME PER SHARE – DILUTED:			
As reported	**$1.09**	$0.93	$0.73
Pro forma	**1.02**	0.88	0.69

The fair value of each stock option granted in 2001, 2000 and 1999 was estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	2001	*2000*	*1999*
Expected life (in years)	**5.0**	5.0	5.0
Risk-free interest rate	**4.6%**	5.0%	6.0%
Volatility	**49.8%**	48.6%	41.8%
Dividend yield	**0.0%**	0.0%	0.0%

The weighted-average estimated fair value of stock options granted during 2001, 2000 and 1999 was $18.02, $10.72 and $8.79 per share, respectively.

EMPLOYEE STOCK PURCHASE PLAN > Effective January 1, 2000, the Company adopted an employee stock purchase plan under which eligible employees may purchase a limited number of shares of common stock each quarter through payroll deductions, at a purchase price equal to 85% of the closing price of the Company's common stock on the last business day of each calendar quarter. As of January 1, 2002, there were 999,600 shares available for grant under this plan.

EMPLOYEE SAVINGS PLAN > The Company and its subsidiaries have contributory savings plans covering substantially all employees, under which eligible participants may elect to contribute a specified percentage of their salaries, subject to certain limitations. The Company makes matching contributions, subject to certain limitations, and makes discretionary contributions based upon the attainment of certain profit goals. Company contributions vest ratably at 20% for each year of service. Contributions charged to operations under these plans approximated $35,300,000, $30,400,000 and $24,000,000 in 2001, 2000 and 1999, respectively.

> NOTE 6. RESTRUCTURING AND OTHER CHARGES

In the second quarter of 2001, the Company recorded $12,300,000 of pre-tax charges consisting of severance and related termination benefits ($3,800,000), future lease and other contractual obligations ($6,200,000), and the disposal and write-down of assets ($2,300,000). These charges relate to management's plan to improve overall business efficiencies by consolidating the Company's securities processing operations and eliminating duplicate operational functions. As of December 31, 2001, the remaining accrued expenses related to these charges were $6,200,000.

> NOTE 7. LEASES, OTHER COMMITMENTS AND CONTINGENCIES

LEASES > Future minimum rental payments on various operating leases for office facilities and equipment were due as follows as of December 31, 2001:

(In thousands) *Years ending December 31,*	
2002	$ 77,087
2003	66,838
2004	55,208
2005	41,763
2006	30,323
Thereafter	68,135
TOTAL	$339,354

Rent expense applicable to all operating leases was approximately $87,100,000, $83,100,000 and $78,600,000 in 2001, 2000 and 1999, respectively.

OTHER COMMITMENTS AND CONTINGENCIES > The Company's trust administration subsidiaries had fiduciary responsibility for the administration of approximately $29 billion in trust funds as of December 31, 2001. With the exception of the trust account investments discussed in Note 1, such amounts are not included in the accompanying consolidated balance sheets.

The Company's securities processing subsidiaries are subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. At December 31, 2001, the aggregate net capital of such subsidiaries was $143,825,000, exceeding the net capital requirement by $128,944,000.

In the normal course of business, the Company and its subsidiaries are named as defendants in various lawsuits in which claims are asserted against the Company. In the opinion of management, the liabilities, if any, which may ultimately result from such lawsuits are not expected to have a material adverse effect on the consolidated financial statements of the Company.

> NOTE 8. BUSINESS SEGMENT INFORMATION

The Company is a leading independent provider of data processing systems and related information management services and products to financial institutions and other financial intermediaries. The Company has three business segments: Financial institution outsourcing, systems and services; Securities processing and trust services; and All other and corporate. The Financial institution outsourcing, systems and services segment provides account and transaction processing solutions and services to financial institutions and other financial intermediaries. The

Securities processing and trust services segment provides securities processing solutions and retirement plan administration services to brokerage firms, financial planners and financial institutions. The All other and corporate segment provides plastic card services and document solutions, and includes general corporate expenses. The plastic card and document solutions businesses provide plastic card issuance services, card design, personalization and mailing, along with electronic document delivery and print-related solutions.

Summarized financial information by business segment for each of the three years in the period ended December 31, 2001, is as follows:

(In thousands)	*2001*	*2000*	*1999*
REVENUES:			
Financial institution outsourcing, systems and services	$1,544,721	$1,243,509	$1,066,514
Securities processing and trust services	273,504	341,155	276,215
All other and corporate	72,242	68,942	64,816
TOTAL	$1,890,467	$1,653,606	$1,407,545
OPERATING INCOME:			
Financial institution outsourcing, systems and services	$ 321,193	$ 218,935	$ 175,194
Securities processing and trust services	35,673	97,125	80,125
All other and corporate	(3,169)	(1,754)	(2,234)
TOTAL	$ 353,697	$ 314,306	$ 253,085
IDENTIFIABLE ASSETS:			
Financial institution outsourcing, systems and services	$1,648,196	$1,185,819	$1,169,666
Securities processing and trust services	3,417,789	4,160,939	3,832,868
All other and corporate	256,257	239,562	305,176
TOTAL	$5,322,242	$5,586,320	$5,307,710
DEPRECIATION EXPENSE:			
Financial institution outsourcing, systems and services	$ 58,046	$ 52,191	$ 48,407
Securities processing and trust services	12,659	11,395	9,510
All other and corporate	5,996	6,561	5,796
TOTAL	$ 76,701	$ 70,147	$ 63,713
AMORTIZATION OF INTANGIBLE ASSETS:			
Financial institution outsourcing, systems and services	$ 23,127	$ 32,847	$ 18,843
Securities processing and trust services	11,538	9,104	3,040
All other and corporate	867	861	717
TOTAL	$ 35,532	$ 42,812	$ 22,600
CAPITAL EXPENDITURES:			
Financial institution outsourcing, systems and services	$ 55,648	$ 54,750	$ 52,724
Securities processing and trust services	8,234	12,836	12,119
All other and corporate	4,092	5,393	4,854
TOTAL	$ 67,974	$ 72,979	$ 69,697

The revenues of each segment were principally domestic, and no single customer accounted for 10% or more of consolidated revenues during the years ended December 31, 2001, 2000 and 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS > The following table sets forth, for the periods indicated, the relative percentage which certain items in the Company's consolidated statements of income bear to revenues and the percentage change in those items from period to period.

	Percentage of Revenues Years Ended December 31,			*Period to Period Percentage Increase (Decrease)*	
	2001	*2000*	*1999*	***2001 vs. 2000***	*2000 vs. 1999*
Revenues	**100.0%**	100.0%	100.0%	**14%**	17%
Cost of revenues:					
Salaries, commissions and payroll related costs	**48.8**	48.0	48.1	**16**	17
Data processing expenses, rentals and telecommunication costs	**6.7**	7.0	7.9	**10**	3
Other operating expenses	**20.0**	19.1	19.4	**19**	16
Depreciation and amortization of property and equipment	**4.0**	4.2	4.5	**9**	10
Amortization of intangible assets	**1.9**	2.6	1.6	**(17)**	89
Amortization (capitalization) of internally generated computer software – net	**(0.1)**	0.1	0.5		
Total cost of revenues	**81.3**	81.0	82.0	**15**	16
Operating income	**18.7%**	19.0%	18.0%	**13%**	24%
Income before income taxes	**18.4%**	18.1%	16.6%	**16%**	28%
Net income	**11.0%**	10.7%	9.8%	**18%**	28%

Revenues increased $236,861,000 in 2001 and $246,061,000 in 2000. In 2001 and 2000, approximately 50% and 60% of the revenue growth, respectively, was derived from sales to new clients, cross-sales to existing clients, increases in transaction volumes from existing clients and price increases, with the remaining revenue growth from acquired businesses. Revenue growth in 2001 was positively impacted by strong growth of $301,212,000 compared to 2000 in the Financial institution outsourcing, systems and services segment, which is the Company's main operating segment. In addition, revenue growth was negatively impacted by the Securities processing and trust services segment, primarily due to significantly lower transaction volumes due to overall weakness in the United States retail financial markets in 2001. Revenues for the Securities processing and trust services segment decreased $79,651,000 in 2001 compared to 2000, excluding a $12,000,000 termination fee received in 2001 from a broker-dealer customer acquired by a third party.

Cost of revenues increased $197,470,000 in 2001 and $184,840,000 in 2000. The make-up of cost of revenues has been affected in all years by business acquisitions, changes in the mix of the Company's business and operational efficiencies. In 2001, the Company recorded charges of $12,300,000, as explained in Note 6 of the accompanying consolidated financial statements.

Amortization of intangible assets decreased $7,280,000 in 2001 and increased $20,212,000 in 2000. The decrease in amortization in 2001 compared to 2000 was due primarily to an impairment charge recorded in the second quarter of 2000, offset by amortization associated with acquisitions completed prior to June 30, 2001. The increase in amortization in 2000 compared to 1999 was due to amortization associated with acquisitions and the goodwill impairment charge.

Operating income increased $39,391,000 in 2001 and $61,221,000 in 2000. The Company's operating income and margins were negatively impacted in 2001 primarily due to reduced operating income and margins in the Company's Securities processing and trust services segment.

The effective income tax rate was 40% in 2001 and 41% in 2000 and 1999. The effective income tax rate for 2002 is expected to decline from 40% to 39% due to the impact of adopting SFAS No. 142.

Net income per share–diluted (excluding realized gain from sale of investment) was $1.07 in 2001 compared to $0.91 in 2000.

The Company's growth has been accomplished, to a significant degree, through the acquisition of businesses which are complementary to its operations. Management believes that a number of acquisition candidates are available which would further enhance its competitive position and plans to pursue them vigorously. Management is engaged in an ongoing program to reduce expenses related to acquisitions by eliminating operating redundancies. The Company's approach has been to move slowly in achieving this goal in order to minimize the amount of disruption experienced by its clients and the potential loss of clients due to this program.

SEGMENT INFORMATION > The following table sets forth revenue and operating income by business segment for the years ended December 31:

(In thousands)	*2001*	*2000*	*1999*
REVENUES:			
Financial institution outsourcing, systems and services	**$1,544,721**	$1,243,509	$1,066,514
Securities processing and trust services	**273,504**	341,155	276,215
All other and corporate	**72,242**	68,942	64,816
TOTAL	**$1,890,467**	$1,653,606	$1,407,545
OPERATING INCOME:			
Financial institution outsourcing, systems and services	**$ 321,193**	$ 218,935	$ 175,194
Securities processing and trust services	**35,673**	97,125	80,125
All other and corporate	**(3,169)**	(1,754)	(2,234)
TOTAL	**$ 353,697**	$ 314,306	$ 253,085

Revenues in the Financial institution outsourcing, systems and services business segment increased $301,212,000 in 2001 and $176,995,000 in 2000. Revenue growth in 2001 and 2000 was derived from sales to new clients, cross-sales to existing clients, growth in the transaction volume experienced by existing clients, price increases and revenues from acquired businesses. Operating income in the Financial institution outsourcing, systems and services business segment increased $102,258,000 and $43,741,000 in 2001 and 2000, respectively. Operating income and margin increases in 2001 and 2000 over prior periods were primarily due to continued revenue growth, operational efficiencies, increased operating leverage of existing operations and the impact of certain acquisitions.

Revenues in the Securities processing and trust services business segment decreased $67,651,000 in 2001 and increased $64,940,000 in 2000. The revenue decrease in 2001 compared to 2000 was primarily related to significantly lower transaction volumes in the Securities processing and trust services segment due to overall weakness in the United States retail financial markets in 2001, partially offset by a termination fee of $12,000,000 received in the second quarter of 2001 from a broker-dealer customer acquired by a third party. Revenue growth in 2000 compared to 1999 was derived primarily from increased transaction volumes from existing clients, sales to new clients and revenues from acquired businesses. Operating income in the Securities processing and trust services business segment decreased $61,452,000 in 2001 and increased $17,000,000 in 2000. In the second quarter of 2001, the segment recorded charges of $12,300,000, as previously explained. Operating income and margins were lower in 2001 when compared to 2000 due primarily to reduced transaction volumes for securities processing services due to overall weakness in the United States retail financial markets in 2001.

LIQUIDITY AND CAPITAL RESOURCES > The following table summarizes the Company's primary sources (uses) of funds during the years ended December 31:

(In thousands)	***2001***	*2000*	*1999*
Cash provided by operating activities before changes in securities processing receivables and payables–net	**$363,739**	$368,750	$318,715
Securities processing receivables and payables–net	**78,396**	215,718	(140,878)
Cash provided by operating activities	**442,135**	584,468	177,837
Increase (decrease) in net borrowings	**86,762**	(353,520)	169,959
TOTAL	**$528,897**	$230,948	$347,796

The Company has used a significant portion of its cash flow from operations for acquisitions and capital expenditures with any remainder used to reduce long-term debt.

The Company's strategy includes the acquisition of complementary businesses financed by a combination of internally generated funds and borrowings from the Company's credit facilities. The Company believes that its cash flow from operations together with other available sources of funds will be adequate to meet its funding requirements. In the event that the Company makes significant future acquisitions, however, it may raise funds through additional borrowings or the issuances of securities.

The Company's policy is to retain earnings to support future business opportunities, rather than to pay dividends. During 1999, the Company's Board of Directors authorized the repurchase of up to 4,875,000 shares of the Company's common stock. Shares purchased under the authorization will be made through open market transactions that may occur from time to time as market conditions warrant. Shares acquired will be held for issuance in connection with acquisitions and employee stock option and purchase plans. As of December 31, 2001, approximately 2,771,000 shares remained available under the repurchase authorization.

MARKET RISK FACTORS > Market risk refers to the risk that a change in the level of one or more market prices, interest rates, indices, correlations or other market factors, such as liquidity, will result in losses for a certain financial instrument or group of financial instruments. The Company is exposed primarily to interest rate risk and market price risk on investments and borrowings. The Company actively monitors these risks through a variety of control procedures involving senior management.

The Company's trust administration subsidiaries accept money market account deposits from trust customers and invest those funds in marketable securities. Substantially all of the investments are rated within the highest investment grade categories for securities. The Company's trust administration subsidiaries utilize simulation models for measuring and monitoring interest rate risk and market value of portfolio equities. A formal Asset Liability

Committee of the Company meets quarterly to review interest rate risks, capital ratios, liquidity levels, portfolio diversification, credit risk ratings and adherence to investment policies and guidelines. Substantially all of the investments at December 31, 2001, have contractual maturities of one year or less except for government agency and certain fixed income mortgage-backed obligations, which have an average duration of approximately two years and three months.

The Company manages its debt structure and interest rate risk through the use of fixed and floating-rate debt and through the use of interest rate swaps. The Company uses interest rate swaps to partially hedge its exposure to interest rate changes, and to control its financing costs. Generally, under these swaps, the Company agrees with a counterparty to exchange the difference between fixed-rate and floating-rate interest amounts based on an agreed principal amount. Based on the controls in place, management believes the risks associated with these financial instruments at December 31, 2001, will not have a material effect on the Company's consolidated financial position or results of operations.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 > Except for the historical information contained herein, the matters discussed in this Annual Report are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, services and related products, prices and other factors discussed in the Company's prior filings with the Securities and Exchange Commission. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included in this Annual Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

SELECTED FINANCIAL DATA > The following data, which has been affected by acquisitions, should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this Annual Report.

(In thousands, except per share data) *Years ended December 31,*	*2001*	*2000*	*1999*	*1998*	*1997*
Revenues	**$1,890,467**	$1,653,606	$1,407,545	$1,233,670	$ 974,432
Income before income taxes	**347,028**	300,035	233,675	193,684	153,899
Income tax provision	**138,811**	123,014	95,807	79,410	63,099
Net income	**208,217**	177,021	137,868	114,274	90,800
Net income per share:					
Basic	**$1.11**	$0.96	$0.75	$0.62	$0.52
Diluted	**$1.09**	$0.93	$0.73	$0.60	$0.50
Diluted (excluding realized gain from sale of investment)	**$1.07**	$0.91	$0.73	$0.60	$0.50
Total assets	**$5,322,242**	$5,586,320	$5,307,710	$3,958,338	$3,636,491
Long-term debt	**343,093**	334,958	472,824	389,622	252,031
Shareholders' equity	**1,604,826**	1,252,072	1,091,016	885,797	769,255

The above information has been restated to recognize three-for-two stock splits effective in August 2001, April 1999 and May 1998.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(In thousands, except per share data)	*Quarters*				
2001	*First*	*Second*	*Third*	*Fourth*	*Total*
Revenues	**$453,912**	**$472,646**	**$467,173**	**$496,736**	**$1,890,467**
Cost of revenues	**367,307**	**384,267**	**377,958**	**407,238**	**1,536,770**
Operating income	**86,605**	**88,379**	**89,215**	**89,498**	**353,697**
Interest expense–net	**(3,817)**	**(3,237)**	**(2,501)**	**(2,518)**	**(12,073)**
Realized gain from sale of investment	**1,821**	**1,506**	**1,000**	**1,077**	**5,404**
Income before income taxes	**84,609**	**86,648**	**87,714**	**88,057**	**347,028**
Income tax provision	**33,844**	**34,659**	**35,085**	**35,223**	**138,811**
Net income	**$ 50,765**	**$ 51,989**	**$ 52,629**	**$ 52,834**	**$ 208,217**
Net income per share:					
Basic	**$0.27**	**$0.28**	**$0.28**	**$0.28**	**$1.11**
Diluted	**$0.27**	**$0.27**	**$0.27**	**$0.27**	**$1.09**
Diluted (excluding realized gain from sale of investment)	**$0.26**	**$0.27**	**$0.27**	**$0.27**	**$1.07**
2000					
Revenues	$ 396,402	$ 416,434	$ 406,189	$ 434,581	$ 1,653,606
Cost of revenues	317,448	337,046	327,966	356,840	1,339,300
Operating income	78,954	79,388	78,223	77,741	314,306
Interest expense–net	(5,806)	(6,000)	(5,295)	(4,988)	(22,089)
Realized gain from sale of investment	–	2,928	2,907	1,983	7,818
Income before income taxes	73,148	76,316	75,835	74,736	300,035
Income tax provision	29,991	31,289	31,093	30,641	123,014
Net income	$ 43,157	$ 45,027	$ 44,742	$ 44,095	$ 177,021
Net income per share:					
Basic	$0.23	$0.24	$0.24	$0.24	$0.96
Diluted	$0.23	$0.24	$0.23	$0.23	$0.93
Diluted (excluding realized gain from sale of investment)	$0.23	$0.23	$0.22	$0.22	$0.91

MARKET PRICE INFORMATION > The following information relates to the closing price of the Company's $.01 par value common stock, which is traded on the Nasdaq Stock Market under the symbol FISV. Information has been adjusted to recognize the three-for-two stock split effective August 2001.

	2001		*2000*	
Quarter Ended	***High***	***Low***	*High*	*Low*
March 31	**$38.00**	**$29.58**	$25.67	$16.21
June 30	**42.65**	**30.29**	33.58	22.46
September 30	**42.12**	**32.72**	42.75	28.46
December 31	**44.39**	**31.93**	41.75	28.96

At December 31, 2001, the Company's common stock was held by 2,842 shareholders of record. It is estimated that an additional 40,000 shareholders own the Company's stock through nominee or street name accounts with brokers. The closing sale price for the Company's stock on January 23, 2002, was $43.30 per share.

MANAGEMENT'S STATEMENT OF RESPONSIBILITY

The management of Fiserv, Inc. assumes responsibility for the integrity and objectivity of the information appearing in the 2001 Annual Report. This information was prepared in conformity with accounting principles generally accepted in the United States of America and necessarily reflects the best estimates and judgment of management.

To provide reasonable assurance that transactions authorized by management are recorded and reported properly and that assets are safeguarded, the Company maintains a system of internal controls. The concept of reasonable assurance implies that the cost of such a system is weighed against the benefits to be derived therefrom.

The control environment is complemented by the Company's internal audit function, which evaluates the adequacy of the controls, policies and procedures in place, as well as adherence to them, and recommends improvements for implementation when applicable. In addition, Deloitte & Touche LLP, certified public accountants, audits the financial statements of the Company in accordance with auditing standards generally accepted in the United States of America. Their audit includes a review of the internal control system, and improvements are made to the system based upon their recommendations.

The Audit Committee ensures that management and the independent auditors are properly discharging their financial reporting responsibilities. In performing this function, the Committee meets with management and the independent auditors throughout the year. Additional access to the Committee is provided to Deloitte & Touche LLP on an unrestricted basis, allowing discussion of audit results and opinions on the adequacy of internal accounting controls and the quality of financial reporting.

Leslie M. Muma

LESLIE M. MUMA
President and Chief Executive Officer

INDEPENDENT AUDITORS' REPORT

Shareholders and Directors of Fiserv, Inc.

We have audited the accompanying consolidated balance sheets of Fiserv, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Fiserv, Inc. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
January 25, 2002

> BOARD OF DIRECTORS

DONALD F. DILLON, *61, Chairman of the Board of Directors of Fiserv, Inc. and Chairman of Information Technology, Inc.* With more than 35 years in the financial and data processing industries, Mr. Dillon has served as a Director since 1995.

KENNETH R. JENSEN, *58, Senior Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of Fiserv, Inc.* With more than 40 years in the data processing industry, Mr. Jensen has served as a Director since 1984.

DANIEL P. KEARNEY, *62, Financial Consultant.* With more than 30 years in the banking, insurance and legal industries, Mr. Kearney has served as a Director since 1999.

GERALD J. LEVY, *69, Lead Director, Fiserv, Inc.; Chairman of the Board and Chief Executive Officer of Guaranty Bank, S.S.B.* With over 40 years of experience in the financial and business arenas, Mr. Levy has served as a Director since 1986.

LESLIE M. MUMA, *57, President and Chief Executive Officer of Fiserv, Inc.* With more than 35 years in the data processing industry, Mr. Muma has served as a Director since 1984.

GLENN M. RENWICK, *46, President and Chief Executive Officer of The Progressive Corporation.* With more than 15 years in the insurance industry, Mr. Renwick has served as a Director since November 2001.

L. WILLIAM SEIDMAN, *80, Chief Commentator for CNBC-TV, Publisher of* Bank Director *and* Board Member *magazines, and Industry Consultant.* With more than 35 years in the business, financial and political arenas, Mr. Seidman has served as a Director since 1992.

THEKLA R. SHACKELFORD, *67, Educational Consultant.* With more than 20 years in the fields of education and public service, Ms. Shackelford has served as a Director since 1994.

For complete profiles of the Fiserv Board of Directors, please see the Proxy Statement.



Left to Right: Charles W. Sprague, Robert H. Beriault, Gordon G. Rockafellow, Thomas A. Neill, Donald F. Dillon, Leslie M. Muma, Michael D. Gantt, Norman J. Balthasar, Dean C. Schmelzer, Kenneth R. Jensen

> MANAGEMENT COMMITTEE

NORMAN J. BALTHASAR, *55, President & COO, Financial Institution Group.* Mr. Balthasar's areas of responsibility include financial institution servicing and software, lending systems, item processing services, direct banking, and eProducts and services. He has nearly 30 years of experience in the financial institution data processing industry.

ROBERT H. BERIAULT, *50, President & COO, Securities Group.* Mr. Beriault's areas of responsibility include security processing solutions, services and products to the brokerage industry. He has more than 20 years of experience in financial services.

DONALD F. DILLON, *61, see Board of Directors for profile.*

MICHAEL D. GANTT, *50, President & COO, Insurance Solutions Group.* Mr. Gantt's areas of responsibility include insurance products and services, encompassing administration, processing and outsourcing services. He has nearly 15 years of experience in the insurance industry.

KENNETH R. JENSEN, *58, see Board of Directors for profile.*

LESLIE M. MUMA, *57, see Board of Directors for profile.*

THOMAS A. NEILL, *52, President & COO, Credit Union & Industry Products Group.* Mr. Neill's areas of responsibility include credit union software and services, and industry products and services. He has more than 20 years of experience in the financial institution data processing industry.

GORDON G. ROCKAFELLOW, *65, President & COO, Trust Services Group.* Mr. Rockafellow's areas of responsibility include specialized account processing, administration and trusteeship of self-directed IRAs, business retirement plans and custodial accounts. He has nearly 40 years of experience in the marketing and financial services industries.

DEAN C. SCHMELZER, *51, Executive Vice President – Marketing & Sales.* Mr. Schmelzer's responsibilities include overall company-wide sales and marketing management, expansion of the Fiserv sales organization and coordination of relationship management. He has nearly 25 years of experience in the data processing industry.

CHARLES W. SPRAGUE, *52, Executive Vice President, General Counsel, Secretary & Chief Administrative Officer.* Mr. Sprague's responsibilities include administration of corporate legal services, human resources, risk management and travel services. He has more than 25 years of experience in the legal profession and financial services industry.

EXECUTIVE LEADERS

FINANCIAL INSTITUTION GROUP

Kenneth R. Acheson, *53*
President,
Item Processing Division

Mark J. Damico, *33*
President,
Fiserv Solutions of Canada

Patrick C. Foy, *47*
President,
Direct Banking

David G. Krystowiak, *52*
President,
Bank Servicing Division I

Rodney D. Poskochil, *49*
President,
Bank Systems & eProducts Division

James C. Puzniak, *55*
President,
Bank Servicing Division II

Frank M. Smeal, *59*
President,
Bank Servicing Division III

CREDIT UNION & INDUSTRY PRODUCTS GROUP

William A. Anderson, *53*
President,
XP Systems

Joseph A. Barry, *48*
President,
USERS

Dennis L. Connick, *53*
President,
CUSA

Jorge M. Diaz, *37*
President,
Personix

Richard P. Fitzgerald, *52*
President,
Document Solutions

Pedro E. Kaufmann, *43*
President,
EPSIIA

Roger L. Kuhns, *54*
President,
Credit Union Western Region

Robert L. Miotke, *64*
President,
GalaxyPlus

Joseph F. Sermarini, *60*
President,
AFTECH

Kevin L. Sparks, *45*
President,
Summit

INSURANCE SOLUTIONS GROUP

Thomas P. Cusick, Jr., *48*
President,
Benefit Planners

Craig J. Faulkner, *48*
President,
Marketing & Learning (Front Office) Solutions Division

Curtis M. Lund, *61*
President,
Flood Insurance Services Division

Anthony T. Perdichezzi, *54*
President,
Administrative (Back Office) Solutions Division

William E. Sagan, *52*
President,
Trewit Division

SECURITIES GROUP

Henry H. Clines, *60*
CEO,
Fiserv Investor Services, Inc. and TradeStar Investments, Inc.

Lawrence E. Donato, *53*
President,
Fiserv Securities, Inc.

Lorri E. Mehaffey, *47*
President,
Fiserv Investor Services, Inc.

Nancy M. Sympson, *49*
President,
TradeStar Investments, Inc.

TRUST SERVICES GROUP

Ward A. Anderson, *49*
Senior Vice President,
Lincoln Trust Company

Joan K. Manning, *49*
President,
Resources Trust Company

D. Terry Reitan, *55*
President,
First Trust Corporation

CORPORATE EXECUTIVES

Jack P. Bucalo, *63*
Senior Vice President,
Human Resources

Christina Siemon-Dokos, *46*
Senior Vice President,
Marketing

Thomas J. Hirsch, *38*
Vice President &
Corporate Controller

Daniel F. Murphy, *52*
Senior Vice President,
Director of Audit